UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to              .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

	The following documents are filed as part of this report on the pages indicated:

		Page No.
	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits	4

	Statement of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6-10

	Supplemental Schedules

	Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)	12

	Schedule H, Line 4(a) – Schedule of Late Transmittal of Participant Loan Repayments	13

2.	Exhibits

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 26, 2009	By:	/s/ Stanley L. Bulger
Stanley L. Bulger
Director – Human Resources and Administrative
Services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company

Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2008 and 2007 and for the year ended December 31, 2008, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2009

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments at fair value
Participant-directed investments	$114,778,545	$114,054,693
Participant loans	3,557,103	2,500,247

Total investments, at fair value	118,335,648	116,554,940

Receivables
Participant contributions receivable	18,015	191,699
Employer contributions receivable	557,936	196,159

Total receivables	575,951	387,858

Net assets available for benefits at fair value	118,911,599	116,942,798

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,096,919)	283,733

NET ASSETS AVAILABLE FOR BENEFITS	$115,814,680	$117,226,531

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

INVESTMENT INCOME (LOSS)
Net depreciation in fair value of participant-directed investments	$(34,894,522)
Dividends and interest	4,017,408

Total investment loss	(30,877,114)

CONTRIBUTIONS
Participant	9,443,747
Rollover	518,887
Employer	1,936,207

Total contributions	11,898,841

DEDUCTIONS
Benefits paid to participants	11,523,342
Administrative and investment expenses	82,400

Total deductions	11,605,742

NET DECREASE	(30,584,015)

TRANSFERS FROM OTHER PLANS	29,172,164

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,411,851)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	117,226,531

End of year	$115,814,680

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General - The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Central Garden & Pet Company (the Company) is the Plan’s sponsor and serves as plan administrator.

Eligibility - Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service. Employees subject to collective bargaining agreements are excluded from the Plan.

Contributions - Participants may elect to defer a portion of their compensation. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. Prior to February 29, 2008, the matching contribution was paid every pay period. Effective March 1, 2008, the matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Effective April 1, 2009, the Plan was amended to specify that only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as elected by the Company’s Board of Directors. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution shall be allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year and completed the hours-of-service requirement, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2008. Contributions are subject to regulatory limitations.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Loans to participants - Participant loans are available to active employees for up to 50% of a participant’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the Plan Administrator. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2008 carry interest rates ranging from 5% to 9.5% and have maturity dates ranging from January 2009 to May 2026.

Payment of benefits - Upon termination of service, death, disability, hardship, attaining age 59 1/2, Qualified Domestic Relations Order, or mandatory distribution at age 70 1/2, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or postpone payment to a later date and remain in the Plan as described in the plan documents.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the Company’s matching contribution. As of December 31, 2008 and 2007, forfeited non-vested accounts totaled $209,768 and $122,339.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Change in method of accounting - Effective December 31, 2007, the Plan changed it’s method of accounting from the modified cash basis to the accrual basis. Under the accrual basis of accounting, contributions receivable are recorded at the time they are earned by the plan, while under the modified cash basis they are recorded when paid to the Plan.

The cumulative effect of the change in accounting principle on net assets available for benefits as of December 31, 2007 is an increase of $387,858.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition - Investments of the Plan are held by ING Trust and are invested in the investment options available under the Plan based solely upon instructions received from plan participants or as provided in the plan document. The Plan’s investments in registered investment companies and common stocks are valued at fair value, as measured by quoted market prices, as of the last day of the plan year. The investment contract with ING Trust is reported at fair value. Participant loans are valued at unpaid principal balance, which approximates fair value.

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 5). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments are stated at fair value. If available, quoted market prices are used to value investments.

Shares of registered investment company funds are valued at the net asset value of shares held by the Plan.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Loans to participants are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans is equal to the unamortized cost of the loans, because the loans are secured by each respective participant’s account balance.

The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. SOP 94-4-1 requires that the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded as earned.

The net depreciation in fair value of participant-directed investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments. Capital gain distributions are included in the net appreciation in fair value of participant-directed investments.

Payment of benefits - Benefits are recorded when paid.

Expenses - Administrative expenses are paid by the Plan.

Reclassifications - Certain reclassifications were made in the 2007 financial statements to conform to the 2008 presentations.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2008	2007
ING Fixed Account - contract value	$32,402,691	$21,715,377
Janus Balanced Fund	13,523,542	11,123,133
DWS Equity 500 Index Fund	8,697,425	14,065,828
Central Garden & Pet Company Class A Common Stock	7,757,603	less than 5%
ING GNMA Income Fund	7,382,629	less than 5%
Pioneer Equity Income Fund	7,360,599	11,364,621
The Growth Fund of America	6,196,635	less than 5%
Lord Abbett Small-Cap Value Fund	less than 5%	7,485,203
Baron Growth Fund	less than 5%	7,380,879
Oppenheimer Global Fund	less than 5%	6,897,704

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows for the year ended December 31, 2008:

Registered investment companies	$(36,689,506)
Common stock	1,794,984

Total depreciation	$(34,894,522)

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Investment contracts - The ING Fixed Account is a benefit-responsive investment contract. Contributions to ING under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this contract as of December 31, 2008 and 2007, was $35,499,610 and $21,484,877.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.85% for 2008 and 3.15% for 2007. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate at December 31, 2008, was 3.5%. Interest income from this fund was $1,030,096 for 2008.

NOTE 4 - TRANSFERS FROM OTHER PLANS

In June 2008, the assets of the All-Glass Aquarium 401(k) Plan totaling $10,534,764, the New England Pottery 401(k) Plan totaling $4,900,978, the Farnam Products 401(k) Plan totaling $12,911,387, and participant loans associated with these plans totaling $825,035 were transferred into the Central Garden & Pet Company Investment Growth Plan pursuant to the merger of these plans. Management of the Company believes the plan merger was a tax-exempt transaction under the applicable sections of the Internal Revenue Code and, therefore, is not subject to federal income taxes.

NOTE 5 - FAIR VALUE MEASUREMENTS

The following table discloses by level the SFAS No. 157 fair value hierarchy discussed in Note 2 as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$70,770,496	$—	$—	$70,770,496
Guaranteed investment contract	—	—	35,499,610	35,499,610
Common stock	8,508,439	—	—	8,508,439
Participant loans	—	—	3,557,103	3,557,103

	$79,278,935	$—	$39,056,713	$118,335,648

A reconciliation of beginning and ending Level 3 investments is as follows:

	Guaranteed Investment Contract	Participant Loans	Total
Balance, beginning of year	$21,431,644	$2,500,247	$23,931,891
Unrealized gain/(loss)	3,380,653	—	3,380,653
Purchases, sales, issuances and settlements, net	10,687,313	1,056,856	11,744,169

Balance, end of year	$35,499,610	$3,557,103	$39,056,713

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 8 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock at December 31, 2008 and 2007 was as follows:

	December 31, 2008		December 31, 2007
Class	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company Class A Common Stock	1,267,627	$7,757,603	438,982	$2,352,944
Central Garden & Pet Company Common Stock	119,476	750,836	180,524	1,023,354

Plan investments include shares of registered investment company funds and common/collective trust funds managed by ING Trust. Any purchases and sales of these funds are performed in the open market at fair value. As ING Trust is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 9 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 10 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2008	2007
Net assets available for benefits per the financial statements	$115,814,680	$117,226,531
Less contributions receivable	(575,951)	(387,858)

Net assets available for benefits per Form 5500	$115,238,729	$116,838,673

Participant contributions per financial statements	$9,443,747
Rollover contributions per financial statements	518,887
Employer contributions per financial statements	1,936,207
Adjustment for employee contributions receivable	173,684
Adjustment for employer contributions receivable	(361,777)

Contributions per the Form 5500	$11,710,748

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	ING Fixed Account	Guaranteed investment contract †	**	$32,402,691
	Janus Balanced Fund	Registered investment company	**	13,523,542
	DWS Equity 500 Index Fund	Registered investment company	**	8,697,425
*	Central Garden & Pet Company Stock	Common stock - Class A	**	7,757,603
*	ING GNMA Income Fund	Registered investment company	**	7,382,629
	Pioneer Equity Income Fund	Registered investment company	**	7,360,599
	The Growth Fund of America	Registered investment company	**	6,196,635
	Lord Abbett Small Cap Value Fund	Registered investment company	**	4,791,635
	Euro Pacific Growth Fund	Registered investment company	**	4,654,434
	Baron Growth Fund	Registered investment company	**	3,998,891
	Oppenheimer Global Fund	Registered investment company	**	3,912,444
	CRM Mid Cap Value Fund	Registered investment company	**	3,064,636
	Oppenheimer Main Street Fund	Registered investment company	**	2,821,422
*	ING Davis Venture Value Portfolio Advisor	Registered investment company	**	2,371,473
	AIM Dynamics Fund	Registered investment company	**	1,436,053
*	Central Garden & Pet Company	Common stock	**	750,836
	Oppenheimer Champion Income Fund	Registered investment company	**	410,203
*	ING Money Market Fund	Registered investment company	**	148,475
*	Participant Loans	Interest rates between 5% and 9.5%	**	3,557,103

				$115,238,729

*	Indicates party-in-interest
**	Information not required as investments are participant directed
†	Presented at contract value

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(a) - SCHEDULE OF LATE TRANSMITTAL

OF PARTICIPANT LOAN REPAYMENTS

December 31, 2008

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(a)

	Totals that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Loan Repayments Not Corrected	Loan Reypayments Corrected Outside VFCP	Loan Repayments Pending Correction in VFCP
Participant loan repayments transmitted late to Plan	$18,638	$—	$18,638	$—